April 17, 2018

Glen Messina

Dear Glen,

On behalf of Ocwen Financial Corporation (the “Company”) and the Company’s Board of Directors, we are very excited to confirm the terms of your offer, effective immediately upon your acceptance by your signature below delivered to me:

●	Employment Effective Date: Your employment hereunder will be commence on the date of consummation of the merger of POMS Corp., a wholly-owned subsidiary of the Company (“POMS”), with and into PHH Corporation (“PHH”) (the “Effective Date”), pursuant to the Agreement and Plan of Merger, dated February 27, 2018, by and among the Company, POMS and PHH (the “Merger Agreement”).

●	Position: On the Effective Date, you will begin employment as a President and Chief Executive Officer for the Company and you will be appointed as a member of the Company’s Board of Directors (the “Board”). In that capacity, you will report directly to the Board and have all of the customary authorities, duties and responsibilities that accompany these positions.

●	Duties and Compensation Before the Effective Date. Before the Effective Date, you will not, directly or indirectly, provide any services to the Company in any capacity whatsoever. Nothing in this offer letter is intended to permit or authorize you to perform any services or take any action which is in violation of or inconsistent with the terms of your May 22, 2016 Restrictive Covenant Agreement and June 28, 2017 Separation and General Release Agreement with PHH and you agree that the terms of such Restrictive Covenant Agreement and Separation and General Release Agreement remain in full force and effect. In light of the fact that your compensation as President and Chief Executive Officer, below, will not begin until the Effective Date, for each month from May 1, 2018 through the Effective Date, the Company will pay you two hundred forty thousand dollars ($240,000), up to a maximum of one million, two hundred thousand dollars ($1,200,000). If the Company terminates your employment for Cause or you terminate your employment without Good Reason (each as defined in Annex A) during the one year period following the Effective Date or you rescind your acceptance before the Effective Date, you will be required to reimburse the Company for all amounts paid prior to the Effective Date. If the Merger Agreement terminates for any reason before the Effective Date, you will not be required to repay any amounts previously paid you under this offer letter and this offer letter will terminate.

●	Professional Fees. The Company will pay your reasonable professional fees incurred to negotiate and prepare this letter and all related agreements in an amount not to exceed $25,000.

The remainder of this offer letter, below (other than our signatures), will only apply from and after the Effective Date.

●	Annual Target Direct Compensation. Your initial annual target direct compensation will be not less than five million, four hundred thousand dollars ($5,400,000) as follows:

	○	Base Salary: Your base salary will be at a rate of nine hundred thousand dollars ($900,000) per annum, less applicable taxes and deductions and will be paid in accordance with the Company’s normal payroll practices.

	○	Annual Incentive: You will be eligible to receive an annual target incentive of 150% of your base salary ($1,350,000). The actual payout will be determined by the Compensation Committee of the Board in its discretion based on your performance and the Company’s performance for the relevant year. The annual target incentive for calendar year 2018 will be pro-rated to your official start date. Annual incentive payments are subject to applicable tax withholdings and deductions.

	○	Long-Term Incentive Grant: You will be eligible to receive an annual long-term incentive grant having a grant date fair value of not less than 350% of your base salary (initially, $3,150,000). For 2018, your grant will be in the form of time-vesting restricted stock units (“RSUs”) granted on the Effective Date and vesting 1/3 on each of the first, second and third anniversaries of the Effective Date, except as provided below (“2018 Stock Grant”). The 2018 Stock Grant will be subject to the terms and conditions of the 2017 Performance Incentive Plan (the “2017 Plan”) and the award agreement, which award agreement will be consistent with the terms of this letter and substantially similar to the form previously provided to you.

Pursuant to Company practice, the Board reviews CEO compensation annually.

●	Signing Option Grant: On the Effective Date, you will be granted an option having a grant date fair value of one million, one hundred thousand dollars ($1,100,000) to purchase shares of the Company’s common stock (the “Signing Option Grant”), subject to the terms and conditions of the 2017 Plan and the applicable award agreement, which award will be consistent with this letter and substantially similar to the form previously provided to you. The per share exercise price for the Signing Option Grant will be the closing price of a share of the Company’s common stock on the Effective Date. The term of the Options shall begin on the Effective Date and will continue for a period of ten (10) years. The Options shall vest 1/3 on each of the first, second and third anniversaries of the Effective Date, except as provided below.

●	Signing Stock Grant: On the Effective Date, you will be granted RSUs with an aggregate grant date fair value equal to nine hundred thousand dollars ($900,000) (the “Signing Stock Grant”). The Signing Stock Grant will vest and deliver 1/3 on each of the first, second and third anniversaries of the Effective Date. Your Signing Option Grant and Signing Stock Grant will be subject to the terms and conditions of the 2017 Plan and the applicable award agreement, which will be consistent with this letter.

●	Relocation: The Company will offer you relocation assistance under the Company’s Homeowner Relocation Policy, effective February 2017 (the “Relocation Policy”), that has been provided to you. Relocation assistance will be provided for relocation expenses incurred prior to August 15, 2019, and will include the services of a leading relocation services company, home sale assistance (in the form of a guaranteed offer program) and reimbursement for costs and expenses on the terms provided to you. The Company’s total cost for reimbursement for costs and expenses relating to your relocation (including under the guaranteed offer program but excluding the cost of the temporary commuting expenses as described in the terms provided you) will be limited to five-hundred thousand dollars ($500,000). Pursuant to the terms of the Relocation Policy, in the event you resign from your position within one year of your relocation, you will be required to reimburse the Company for all amounts paid for your relocation.

●	Benefits: You will be eligible to participate in the Company Benefits Program on the first day of the month following completion of 30 days of continuous full-time employment. The Benefits Program includes medical, dental, vision, group term life, long term disability and accidental death and dismemberment, as well as other voluntary benefits such as term life and dependent life. A summary of our benefits and 401k information is attached hereto. We have enclosed a current summary of benefits and an insurance benefit booklet will be provided at the time of your enrollment.

●	Paid Time Off (“PTO’’): Following 30 days of employment, you will be eligible to accrue PTO at a rate of 2 and 1/4 days per month (27 days annually). In addition, the Company currently provides eligible employees with nine (9) paid holidays each year.

●	Indemnification: The Company and you will enter into the customary form of indemnification agreement applicable to members of the Board and executive officers. You will be covered as an insured under the Company’s officers and directors liability insurance.

●	Termination of Employment: In the event of the Company’s termination of your employment without Cause or your termination of employment for Good Reason (each as defined in Annex A), you will be eligible to receive from the Company: (a) a lump sum termination payment in the amount of the sum of your then-current base salary plus annual target incentive amount, (b) a lump sum payment equivalent to the estimated cost of 18 months’ COBRA benefits, such aggregate lump sum (under clauses (a) and (b)) to be paid within 30 days after your employment termination date, (c) a pro rata annual bonus payment for the fiscal year in which your termination occurs based on actual year-end achievement of Company financial performance objectives (disregarding any exercise of negative discretion by the Board or Compensation Committee and notwithstanding any terms of the annual incentive plan to the contrary) which proration will be in the ratio of the number of days employed during such year to 365 and paid when annual bonuses are paid to other active executives, and (d) payment of any unpaid prior year bonus in the amount earned for such year paid when such bonus is paid to other active executives. In the event the Company adopts a severance policy following your employment, you would be paid the greater of the severance under the terms of the policy or under this offer letter. In addition, if your employment is terminated by the Company without Cause or by you for Good Reason, or your employment terminates due to your death or Disability (as defined in Annex A), any unvested portion of the Signing Option Grant and Signing Stock Grant will immediately vest and the Signing Option Grant will remain exercisable for three (3) years (but not past the original term). The benefits in this paragraph are conditioned on the timely delivery and effectiveness of a full release in favor of the Company (including the Company’s customary restrictions on solicitation of employees and interference with employees, customers and vendors for one year following termination and no other restrictive covenants that had not been agreed by you prior to such termination other than covenants relating to the release of claims). For the avoidance of doubt, on a termination of your employment by the Company for Cause, all of the Signing Option Grant (whether vested or unvested) and any outstanding portion of the Signing Stock Grant will be forfeited and cancelled.

●	Application of Company Policies: You will be subject to all applicable policies of the Company that are applicable to members of senior management, as in effect from time to time. Without limiting the generality of the foregoing, as an executive officer, you will be subject to the Company’s incentive compensation clawback policy (as may be in effect from time to time).

●	Certain Federal Income Tax Compliance Requirements: The provisions of Annex B will govern your compensation as may be applicable.

This offer and your acceptance are not to be construed as creating an employment contract for any definite period of time. In this regard, your employment is at-will. This means that just as you are free to leave your employment at any time, the Company reserves the right to terminate your employment at any time and for any reason, with or without cause or notice (it being agreed that you may be eligible for benefits as set forth under “Termination of Employment” above).

This offer and your acceptance are contingent upon our Company completing a satisfactory formal investigation of your background including a review of your employment history, criminal record and the successful completion of a drug screening.

We have also enclosed a Pre-Dispute Agreement and an Employee Intellectual Property Agreement for your execution. Please forward your signed paper work to Edward G. Moran, Senior Vice President, Human Resources at Edward.Moran@ocwen.com and bring originals on your first day. We are looking forward to your leadership and are confident you will find your role challenging and rewarding.

Sincerely,

Ocwen Financial Corporation

By:	/s/ Timothy M. Hayes
Timothy M. Hayes
Executive Vice President and General Counsel

Accepted and Agreed:

/s/ Glen Messina
Glen Messina

Enclosures

ANNEX A

As used in this offer letter, the following terms have the meanings specified in this Annex.

●	“Cause” means your (1) conviction of, or plea of guilty or nolo contendere to, a felony; (2) willful and continued failure to use reasonable best efforts to substantially perform your duties that you fail to remedy to the reasonable satisfaction of the Company within 30 days after written notice is delivered by the Company to you that sets forth in reasonable detail the basis of your failure; or (3) willful misconduct that is or may reasonably be expected to have a material adverse effect on the reputation or interests of the Company.

●	“Disability” means a physical or mental impairment which, as reasonably determined by the Committee, renders you unable to perform the essential functions of your employment with the Company, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than 180 days in any 12-month period, unless a longer period is required by federal or state law, in which case that longer period would apply.

●	“Good Reason” means (1) a material reduction by the Company in your base salary, annual incentive opportunity or annual total target direct compensation; (2) a material diminution in your position, authority, duties or responsibilities (including reporting responsibilities) or failure by the Board to renominate you for reelection to the Board for the period during which you serve as Chief Executive Officer; or (3) a relocation of your location of employment by more than 50 miles from the office where you are located as of the Effective Date; or (4) the Company’s material breach of any provision of this offer letter; provided that (A) you give written notice to the Company setting forth in reasonable detail the basis of the event within 30 days of your becoming aware of it, (B) such event has not been cured within 30 days after your written notice and (C) you terminate your employment within 90 days after you give your notice under (A).

ANNEX B

Section 280G / Section 4999:

In the event that any payments, entitlements or benefits (whether made or provided pursuant to this letter or otherwise) provided to you constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (“Code”), may be subject to an excise tax imposed pursuant to Section 4999 of the Code, then, you will be entitled to the greater of, as determined on an after-tax basis (taking into account any such excise tax), (i) such parachute payments or (ii) the greatest reduced amount of such parachute payments as would result in no amount of such parachute payments being subject to such excise tax. Any such payment reduction contemplated by the preceding sentence will be implemented as follows: first, by reducing any other cash payments to be made to Executive but only if the value of such cash payments is not greater than the parachute value of such payments; second, by cancelling the acceleration of vesting of any outstanding equity-based compensation awards that are subject to performance vesting, the performance goals for which were met as of your date of termination or if later the date of the occurrence of the change in control; third, by cancelling the acceleration of vesting of any restricted stock or restricted stock unit awards; fourth, by eliminating the Company’s payment of the cost of any post-termination continuation of medical and dental benefits for you and your eligible dependents; and fifth, by cancelling the acceleration of vesting of any stock options. In the case of the reductions to be made pursuant to each of the above-mentioned clauses, the payment and/or benefit amounts to be reduced and the acceleration of vesting to be cancelled will be reduced or cancelled in the inverse order of their originally scheduled dates of payment or vesting, as applicable, and shall be so reduced (x) only to the extent that the payment and/or benefit otherwise to be paid or the vesting of the award that otherwise would be accelerated, would be treated as a “parachute payment” within the meaning of Section 280G(b)(2)(A) of the Code, and (y) only to the extent necessary to achieved the required reduction hereunder. The determination of such after-tax amount under clauses (i) and (ii), above, will be made by a nationally recognized certified public accounting firm that is selected by the Company and you, which firm shall not, without your consent, be a firm serving as accountant (including as tax advisor or return preparer) or auditor for the Company or for the individual, entity or group effecting the change in ownership or effective control of the Company.

Section 409A:

Anything in this Agreement to the contrary notwithstanding:

(A) The parties intend that all payments and benefits under this letter comply with Section 409A of the Code and the regulations promulgated thereunder (collectively “Section 409A”) and, accordingly, to the maximum extent permitted, this letter shall be interpreted in a manner in compliance therewith. To the extent that any provision hereof is modified in order to comply with Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Section 409A.

(B) No amount shall be payable pursuant to upon a termination of your employment unless such termination constitutes a “separation from service” with the Company under Section 409A. To the maximum extent permitted by applicable law, amounts payable to you pursuant to such provisions herein shall be made in reliance upon the exception for certain involuntary terminations under a separation pay plan or as short-term deferral under Section 409A. To the extent any amounts payable upon your separation from service under this letter or otherwise are nonqualified deferred compensation under Section 409A, and if you are at such time a “specified employee” thereunder, then to the extent required under Section 409A payment of such amounts shall be postponed until six (6) months following the date of your separation from service (or until any earlier date of your death), upon which date all such postponed amounts shall be paid to you in a lump sum, and any remaining payments due under this letter shall be paid as otherwise provided herein. The determination of whether you are a specified employee at the time of your separation from service shall made by the Company in accordance with Section 409A.

(C) To the extent that reimbursements or other in-kind benefits under this letter constitute nonqualified deferred compensation, (i) all expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by you, (ii) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (iii) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(D) For purposes of Section 409A, your right to receive installment payments pursuant to this letter shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this letter specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company. Any other provision of this letter to the contrary notwithstanding, in no event shall any payment or benefit under this letter that constitutes nonqualified deferred compensation for purposes of Section 409A be subject to offset by any other amount unless otherwise permitted by Section 409A.

(E) To the extent any amount payable to you is subject to your entering into a release of claims with the Company and any such amount is a deferral of compensation under Section 409A and which amount could be payable in either of two taxable years for you, such payments shall be made or commence, as applicable, on January 15 (or any later date within seven (7) days after the release becomes irrevocable) of such later taxable year and shall include all payments that otherwise would have been made before such date.